Dreyfus Institutional Preferred Money Market Fund

ANNUAL REPORT March 31, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Preferred Money Market Fund for the 12-month period ended March 31, 2007. During the reporting period, the fund produced a yield of 5.18%, which, after taking into account the effects of compounding, resulted in an effective yield of 5.31%.[1]

The Economy

The reporting period proved to be a time of transition for the U.S. economy and Federal Reserve Board (the "Fed") policy. After the U.S. economy expanded at a robust 5.6% annualized rate in the first quarter of 2006, investors' economic concerns began to intensify in April 2006. Hawkish comments from Fed members in early May sparked sharp declines in longer-term bond prices, and a falling unemployment rate stoked inflation fears. Hence, investors widely expected the Fed's rate hikes in May and June, which drove the overnight federal funds rate to 5.25%.

Over the summer, investors grew worried that an overly aggressive Fed might trigger a recession. These concerns were compounded when housing markets softened and it later was announced that U.S. GDP expanded at a more moderate 2.6% annualized rate during the second quarter. The Fed cited a slower economy when it left short-term interest rates unchanged at 5.25% in August, the first pause after more than two years of steady rate hikes.

The Fed left overnight interest rates unchanged over the remainder of 2006. While core inflation data remained elevated in the fall, the Fed indicated that it expected those pressures to moderate as the economy slowed. In fact, tumbling oil prices put a lid on one of the main drivers of the market's inflation fears. Expectations of slower economic growth were later verified confirmed when it was announced that U.S. GDP growth had moderated to an annualized 2.0% in the third quarter of the year. Still, Fed members indicated that further policy firming might be needed if inflation remained above the Fed's comfort zone.

The Fed's inflationary concerns appeared to be warranted when December showed healthy employment gains. However, declines in consumer confidence and orders for durable goods suggested that the economy continued to slow, but at a gradual pace that seemed to hold little risk of recession.

As 2007 began, some analysts began to predict that further economic weakness might compel the Fed to reduce interest rates later in the year. However, the U.S. economy appeared to gain new momentum in January, when the U.S. Department of Labor reported that weekly wages rose by an inflation-adjusted 2.1% in 2006. Meanwhile, the U.S. economy overall grew at an estimated 2.5% annualized rate in the fourth quarter, which generally was in line with expectations. Yet, inflation drove consumer prices higher at a relatively moderate 2.5% rate in 2006, the lowest annual increase since 2003.

The combination of moderate economic growth and subdued inflation delayed expectations of any changes in Fed policy. Indeed, some investors came to believe that the Fed would remain on the sidelines for much of 2007 as it scrutinized new economic data to assess the impact of its previous tightening campaign on the economy and inflation. The Fed did just that at its meeting in late January, when it left the federal funds rate at 5.25% for the fifth consecutive time.

Despite heightened volatility in equity markets and the well-publicized slowdown in the housing sector in late February, relatively robust job creation data and a dip in the unemployment rate to 4.5% seemed to ease fears that the long U.S. economic expansion might be ending. While consumers may be coming under greater pressure, it would be unusual to see a sharp drop-off in consumer spending while job growth remains robust.

The Fed lent credence to this view in late March, when it again left the federal funds rate at 5.25%. However, the wording of its accompanying announcement suggested that the Fed viewed the risk of inflation as greater than the risk of recession, pushing back investors' expectations of an eventual easing of monetary policy.

Portfolio Focus

As short-term interest rates rose over the first several months of the reporting period, we maintained the fund's weighted average maturity in a range we considered shorter than industry averages. After the Fed paused in its tightening campaign in August, we increased the fund's weighted average maturity to the neutral range. However, with yield differences along the money market yield curve near historically narrow levels, it made little sense to establish a longer maturity position.

Although Fed members seem comfortable with interest rates for now, they stand ready to change monetary policy as conditions warrant. Therefore, we appear to have entered a more uncertain phase, in which every piece of economic data is likely to be scrutinized for its possible impact on monetary policy. Current economic data suggest that the Fed could remain on hold for some time. However, new economic data may paint a different picture, which we believe makes making a relatively cautious investment posture prudent.



Patricia A. Larkin
Senior Portfolio Manager

April 16, 2007
New York, N.Y.

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Preferred Money Market Fund from October 1, 2006 to March 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2007

Expenses paid per $1,000†	$ .51
Ending value (after expenses)	$1,026.50

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2007

Expenses paid per $1,000†	$ .50
Ending value (after expenses)	$1,024.43

† Expenses are equal to the fund's annualized expense ratio of .10%; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

March 31, 2007

Negotiable Bank Certificates of Deposit—31.6%	Principal Amount ($)	Value ($)
Banca Monte dei Paschi di Siena SpA (London) 5.31%, 5/14/07	25,000,000	25,000,000
Banco Bilbao Vizcaya Argentaria Puerto Rico (Yankee) 5.30%–5.31%, 5/29/07–6/15/07	350,000,000	350,000,257
Bank of Tokyo-Mitsubishi Ltd. (Yankee) 5.29%, 6/13/07	300,000,000	299,998,499
Bayerische Hypo-und Vereinsbank AG (Yankee) 5.31%–5.32%, 5/15/07–6/6/07	250,000,000	250,000,000
Calyon (Yankee) 5.32%, 5/21/07	100,000,000	100,000,000
Credit Suisse (Yankee) 5.30%–5.31%, 4/18/07–6/15/07	350,000,000	350,000,000
DEPFA BANK PLC (Yankee) 5.34%, 4/27/07	200,000,000 [a]	200,000,000
HBOS PLC (London) 5.32%, 5/21/07	88,000,000	88,000,000
HBOS Treasury Services PLC (London) 5.30%, 9/4/07	150,000,000	150,000,000
HSH Nordbank AG (Yankee) 5.30%–5.34%, 4/27/07–8/1/07	375,000,000 [a]	375,000,000
Landesbank Hessen-Thuringen Girozentrale (London) 5.32%, 6/13/07	100,000,000	100,000,000
Svenska Handelsbanken (Yankee) 5.31%, 4/30/07	80,000,000	80,000,268
UniCredito Italiano SpA (Yankee) 5.32%, 4/30/07	76,000,000	75,999,603
Union Bank of California, N.A. 5.32%, 8/27/07	150,000,000	150,000,000
Total Negotiable Bank Certificates of Deposit (cost $2,593,998,627)		**2,593,998,627**

Commercial Paper—47.2%		
Amsterdam Funding Corp. 5.33%, 5/16/07	100,000,000 [a]	99,351,250
ASB Bank Ltd. 5.31%, 6/20/07	39,150,000	38,694,555
ASB Finance Ltd. 5.31%, 5/3/07	50,000,000 [a]	49,767,111

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Bank of America Corp. 5.31%−5.32%, 4/4/07−6/11/07	225,000,000	223,330,460
BNP Paribas Finance Inc. 5.41%, 4/2/07	150,000,000	149,977,458
Bryant Park Funding LLC 5.31%, 5/14/07−5/15/07	45,444,000 [a]	45,157,559
CAFCO LLC 5.31%, 4/3/07−5/2/07	150,000,000 [a]	149,534,222
CHARTA LLC 5.30%−5.31%, 4/3/07−5/31/07	100,000,000 [a]	99,549,611
CIESCO LLC 5.31%, 4/3/07−5/11/07	127,000,000 [a]	126,537,561
Citigroup Funding Inc. 5.32%−5.34%, 5/14/07−6/5/07	300,000,000	297,479,500
CRC Funding LLC 5.31%, 4/3/07−5/22/07	202,000,000 [a]	201,213,709
DEPFA BANK PLC 5.34%, 4/30/07	150,000,000 [a]	149,371,667
Deutsche Bank Financial LLC 5.39%, 4/2/07	200,000,000	199,970,056
Dexia Delaware LLC 5.30%, 4/5/07	85,000,000	84,950,606
Edison Asset Securitization L.L.C. 5.33%, 6/5/07	94,190,000 [a]	93,300,559
FCAR Owner Trust, Ser. I 5.32%, 6/20/07	77,000,000	76,101,667
Goldman Sachs Group Inc. 5.29%, 5/25/07	100,000,000	99,214,750
HBOS Treasury Services PLC 5.31%, 5/10/07	23,000,000	22,869,437
Lexington Parker Capital Co. LLC 5.31%, 5/16/07	100,000,000 [a]	99,345,000
Links Finance LLC 5.31%, 6/18/07	62,195,000 [a]	61,489,553
Mane Funding Corp. 5.30%, 6/19/07	35,722,000 [a]	35,312,021
Nordea North America Inc. 5.34%, 4/26/07	50,000,000	49,819,444

Commercial Paper (continued)	Principal Amount ($)		Value ($)
Raiffeisen Zentralbank Oesterreich 5.31%−5.32%, 4/4/07−5/14/07	99,415,000		99,226,405
Santander Central Hispano Finance (Delaware) Inc. 5.31%, 4/17/07	100,000,000		99,767,111
Scaldis Capital Ltd. 5.32%, 7/25/07	120,800,000	a	118,791,448
Sigma Finance Inc. 5.30%−5.31%, 4/4/07−6/25/07	171,100,000	a	169,880,955
Simba Funding Corp. 5.31%, 5/16/07	103,315,000	a	102,638,287
Societe Generale N.A. Inc. 5.31%, 5/4/07	100,000,000		99,521,958
Solitaire Funding Ltd. 5.30%, 6/1/07	200,000,000	a	198,227,611
Stadshypotek Delaware Inc. 5.31%, 4/17/07	100,000,000	a	99,767,111
Thames Asset Global Securitization No. 1 Inc. 5.31%−5.32%, 4/30/07−5/14/07	147,078,000	a	146,311,563
Three Pillars Funding LLC 5.32%−5.42%, 4/2/07−4/18/07	93,646,000	a	93,566,279
Thunder Bay Funding LLC 5.31%, 5/15/07	53,695,000	a	53,351,113
Ticonderoga Master Funding Limited 5.30%, 5/30/07	109,461,000	a	108,522,767
Windmill Funding Corp. 5.31%, 4/2/07	45,000,000	a	44,993,450
Total Commercial Paper (cost $3,886,903,814)			**3,886,903,814**

Corporate Notes−6.1%			
Fifth Third Bancorp 5.32%, 4/24/07	200,000,000	a,b	200,000,000
Links Finance LLC 5.33%, 10/16/07	100,000,000	a,b	99,994,575
Morgan Stanley 5.36%, 4/6/07	150,000,000	b	150,000,000
Sigma Finance Inc. 5.32%, 1/15/08	50,000,000	a,b	49,998,015
Total Corporate Notes (cost $499,992,590)			**499,992,590**

Time Deposits–14.7%	Principal Amount ($)	Value ($)
KBC Bank N.V. (Grand Cayman)		
5.34%, 4/2/07	200,000,000	200,000,000
Key Bank U.S.A., N.A. (Grand Cayman)		
5.36%, 4/2/07	200,000,000	200,000,000
Landesbank Hessen-Thuringen		
Girozentrale (Grand Cayman)		
5.45%, 4/2/07	200,000,000	200,000,000
Nordea Bank Finland PLC (Grand Cayman)		
5.37%, 4/2/07	200,000,000	200,000,000
Rabobank Nederland (Grand Cayman)		
5.50%, 4/2/07	266,000,000	266,000,000
State Street Bank and Trust Co., Boston,		
MA (Grand Cayman) 5.28%, 4/2/07	139,000,000	139,000,000
Total Time Deposits		
(cost $1,205,000,000)		**1,205,000,000**
Total Investments (cost $8,185,895,031)	**99.6%**	**8,185,895,031**
Cash and Receivables (Net)	**.4%**	**28,940,362**
Net Assets	**100.0%**	**8,214,835,393**

a   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, these securities amounted to $3,270,972,997 or 39.8% of net assets.*
b   *Variable rate security—interest rate subject to periodic change.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	68.6	Brokerage Firms	3.0
Asset-Backed/Multi-Seller Programs	17.7	Asset-Backed/Securities	
Asset-Backed/Structured		Arbitrage Vehicles	1.2
Investment Vehicles	4.6	Asset-Backed/Single Seller	.9
Finance	3.6		**99.6**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	8,185,895,031	8,185,895,031
Cash		260,311
Interest receivable		29,273,210
		8,215,428,552
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		**593,159**
Net Assets ($)		**8,214,835,393**
Composition of Net Assets ($):		
Paid-in capital		8,215,810,733
Accumulated net realized gain (loss) on investments		(975,340)
Net Assets ($)		**8,214,835,393**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		8,215,810,733
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended March 31, 2007

Investment Income ($):	
Interest Income	**396,050,861**
Expenses:	
Management fee–Note 2(a)	**7,488,149**
Investment Income–Net, representing net increase	
** in net assets resulting from operations**	**388,562,712**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2007	2006
Operations ($):		
Investment income−net, representing net increase in net assets resulting from operations	**388,562,712**	**291,608,796**
Dividends to Shareholders from ($):		
Investment income−net	**(388,562,712)**	**(291,608,796)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	39,247,648,688	42,303,649,611
Dividends reinvested	370,456,888	270,734,371
Cost of shares redeemed	(37,935,714,548)	(44,872,376,961)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**1,682,391,028**	**(2,297,992,979)**
Total Increase (Decrease) in Net Assets	**1,682,391,028**	**(2,297,992,979)**
Net Assets ($):		
Beginning of Period	6,532,444,365	8,830,437,344
End of Period	**8,214,835,393**	**6,532,444,365**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended March 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.052	.037	.016	.010	.017
Distributions:					
Dividends from investment income−net	(.052)	(.037)	(.016)	(.010)	(.017)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.30	3.72	1.64	1.05	1.67
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.10	.10	.10	.10	.10
Ratio of net investment income to average net assets	5.19	3.62	1.59	1.04	1.65
Net Assets, end of period ($ x 1,000)	8,214,835	6,532,444	8,830,437	10,716,974	9,584,753

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Preferred Money Market Fund (the "fund") is a separate diversified series of Dreyfus Institutional Preferred Money Market Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investment represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that a net realized capital gain can be offset by capital loss carryovers it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At March 31, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $975,340 available to be applied against future net securities profits, if any, realized subsequent to March 31, 2007. If not applied, $23,566 of the carryover expires in fiscal 2012 and $951,774 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2007 and March 31, 2006, were all ordinary income.

At March 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $593,159.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Institutional Preferred Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Institutional Preferred Money Market Fund (one of the funds comprising Dreyfus Institutional Preferred Money Market Funds) as of March 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional Preferred Money Market Fund at March 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
May 17, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 77.75% of ordinary income dividends paid during the fiscal year ended March 31, 2007 as qualifying "interest related dividends."

Joseph S. DiMartino (63)
Chairman of the Board (1997)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (73)
Board Member (1997)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Lucy Wilson Benson (79)
Board Member (1997)

Principal Occupation During Past 5 Years:
- President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
- The International Executive Services Corps., Director Emeritus
- Citizens Network for Foreign Affairs, Vice Chairperson
- Council on Foreign Relations, Member
- Lafayette College Board of Trustees, Trustee Emeritus
- Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 35

David W. Burke (71)
Board Member (2005)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 77

———————————

Whitney I. Gerard (72)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 33

———————————

George L. Perry (73)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 33

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Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 89 investment companies (comprised of 186 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

CHARLES CARDONA, Executive Vice President since November 2001.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 12 investment companies (comprised of 16 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since February 1981

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director-Mutual Fund Accounting of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager — Money Market and Municipal Bond Funds of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2005.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (90 investment companies, comprised of 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 86 investment companies (comprised of 198 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Institutional
Preferred Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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